UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E - 3

RULE 13e-3 TRANSACTION STATEMENT
 (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

CoSine Communications, Inc.
(Name of the Issuer)

CoSine Communications, Inc.
Steel Partners Holdings L.P.
Steel Partners II, L.P.
Jack L. Howard
Terry R. Gibson
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

221222607
(CUSIP Number of Class of Securities)

Terry R. Gibson
President and Chief Executive Officer
CoSine Communications, Inc.
61 East Main Street, Suite B
Los Gatos, California 95030
(408) 399-6494
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
 John V. Erickson, Esq.
Andrew H. Pontious, Esq.
Collette Erickson Farmer & O'Neill LLP
235 Pine Street, Suite 1300
San Francisco, California 94104
(415) 788-4646

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e - 3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

	Calculation of Filing Fee
Transaction Valuation (1)		Amount of Filing Fee (2)
$66,176.32		$7.68

(1) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 29,543 shares of common stock for $2.24 per share in cash in lieu of issuing fractional shares to holders of less than 500 shares of common stock after the proposed reverse/forward stock split.

(2) The filing fee is calculated in accordance with Rule 0 - 11(b) and Fee Rate Advisory #1 for Fiscal Year 2011 by multiplying the Transaction Valuation of $66,176.32 by 0.0001161.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0 - 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3.24
Form or Registration No.:  Schedule 13E-3
Filing Party:  CoSine Communications, Inc.
Date Filed:  September 3, 2010

RULE 13e−3 TRANSACTION STATEMENT

EXPLANATORY STATEMENT

This Amendment No. 5 amends and the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on September  3, 2010 and amended by Amendment No. 1 filed on October 12, 2010, Amendment No, 2 filed on October 27, 2010, Amendment No. 3 filed on November 9, 2010 and Amendment No. 4 filed on November 29, 2010 (as amended, the “Schedule 13E-3”) and is being filed by CoSine Communications, Inc., a Delaware corporation (the “Company”), in connection with a proposed transaction to deregister its shares of common stock, $0.0001 par value per share (the “Common Stock”), under the federal securities laws. This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments (the “Amendments”) to the Company’s certificate of incorporation providing for a 1-for-500 reverse split (the “Reverse Split”) of Common Stock, followed immediately by 500-for-1 forward split (the “Forward Split” and, together with the Reverse Split, the “Transaction”) of the Common Stock were filed with the Secretary of State of the State of Delaware on January 20, 2011. The Amendments were approved by the Company’s Board of Directors on August 27, 2010 and by stockholders holding the requisite number of shares of the Company’s capital stock on January 10, 2011.  Upon effectiveness of the Reverse Split on January 21, 2011, stockholders of record (as identified in the Company’s  records of security holders) holding fewer than 500 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $2.24 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders of record (as identified in the Company’s  records of security holders)  holding 500 or more shares of Common Stock immediately prior to the Reverse Split and by beneficial owners holding in “street name” through a nominee (such as a bank, broker or other third party) in an account with Cede & Co., regardless of the number of shares so held, participated in the Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Transaction reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Securities Exchange Act of 1934, as amended) to 133. The Company will file a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COSINE COMMUNICATIONS, INC.

By:	/s/Terry R. Gibson
Name: Terry R. Gibson
Title: President and Chief Executive Officer

/s/ Terry R. Gibson
Name: Terry R. Gibson

/s/ Terry R. Gibson
Name: Jack L. Howard

STEEL PARTNERS HOLDINGS, L.P.

By:	Steel Partners Holdings GP Inc.
Title: General Partner

By:	/s/ Jack L. Howard
Name: Jack L. Howard
Title: President

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC
Title: General Partner

By:	/s/ Jack L. Howard
Name: Jack L. Howard
Title: President

Dated: January 31, 2011